Exhibit 12

Pinnacle Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Earnings:
Pre-tax income (loss) from continuing operations, before equity method investment earnings	$(68,362)	$(52,368)	$31,775	$22,307	$(41,199)
Add: Fixed charges	87,668	111,449	110,805	119,425	178,723
Less: Capitalized interest	(13,758)	(4,041)	(10,303)	(20,310)	(3,282)
Total Earnings	$5,548	$55,040	$132,277	$121,422	$134,242

Fixed Charges:
Interest expense, net of capitalized interest and inclusive of amortization of debt issuance costs	$70,317	$103,093	$95,705	$94,484	$170,218
Capitalized interest	13,758	4,041	10,303	20,310	3,282
Estimated interest portion of rent expense	3,593	4,315	4,797	4,631	5,223
Total fixed charges	87,668	111,449	110,805	119,425	178,723
Ratio of earnings to fixed charges	—	—	1.0x	1.02x	—